June 25, 2025 VIA EDGAR SUBMISSION Jeanne Baker and Terrence O’Brien Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Masimo Corporation Item 2.02 Form 8-K filed February 25, 2025 Response dated May 8, 2025 File No. 001-33642

Dear Ms. Baker and Mr. O’Brien:

On behalf of Masimo Corporation (the “Company” or “Masimo”), a Delaware corporation, we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated May 29, 2025 on the Company’s Form 8-K filed on February 25, 2025 and the Company’s response letter dated May 8, 2025.

The Staff’s comment is repeated below in bold, followed by the Company’s response to the comment.

Item 2.02 Form 8-K Filed February 25, 2025

Exhibit 99.1, page 1

1. We note your response to prior comment 2. Please more fully explain the transformative change in your business such that inventory write-downs associated with the Strategic Realignment Initiative were not part of your normal operating costs of your business. Ensure your response addresses the following:

•              Describe the underlying changes in your product portfolio that were driven by the Strategic Realignment Initiative. Ensure you provide insight into the nature of the products that were discontinued, your reasons for discontinuing those products and how the discontinuation of those products resulted in a transformative change in your business.

The Company respectfully advises the Staff that before the Strategic Realignment Initiative, the Company’s prior leadership was pursuing the direct-to-consumer home health and wellness market utilizing technologies such as neuromodulation therapies, home therapies, opioid overdose monitoring, and other at home monitoring (e.g. baby monitor and a consumer smart watch). Furthermore, the Company’s prior leadership acquired a large consumer audio business in 2022 to leverage its sales and marketing organization and distribution channels for the sale of home health and wellness products.

Pursuant to the Strategic Realignment Initiative, our newly constituted Board of Directors (the “Board”) discontinued the pursuit of the home health and wellness market, and the products related to that market (including ancillary home therapies), in order to exclusively focus on the professional healthcare market, where customers are end-user hospitals, emergency medical response organizations, distributors and original equipment manufacturers. In this context, this shift in the Company’s targeted markets and cessation of products relating to its discontinued markets represented a transformative change in the Company’s business and was part of a larger initiative to end research and development, marketing and distribution efforts and all other technologies and investments relating to the home health and wellness market. The newly constituted Board also decided to sell the consumer audio business.

•              We note that you were focused on allocating resources to areas that would drive the greatest return. Specifically, on November 5, 2024, management discussed the decision to discontinue products including Opioid Halo, Bridge and Bilirubin, among others. Management also indicated that direct-to-consumer products were being deemphasized and discontinued. Explain why a decision to discontinue selling products that did not drive returns would be outside normal business operations.

The November 5 decision was broader than simply discontinuing individual products that did not drive returns. Instead, as described in our response above, the newly constituted Board’s decision was to discontinue the overarching pursuit of the home health and wellness market, which was outside of the Company’s legacy professional healthcare business. All of the technologies, products and investments for this specific market were discontinued as of a result of this decision, and the Company determined to focus exclusively on the professional healthcare market. In addition to the contrasting end-customer differences between the home health and wellness market, and the professional healthcare market, there are stark distinctions between these two markets related to research and development, quality, regulatory, selling, marketing and distribution. This decision by the newly constituted Board to end the Company’s pursuit of the home health and wellness market represented a transformative change in the Company’s business which was outside of normal business operations.

•               We note from your November 5, 2024, earnings call that you were discontinuing feasibility studies on noninvasive monitoring of cancer, bilirubin and diabetes and had not made the progress you expected in order to bring those products to market. Explain how the discontinuation of these products was not a normal business process.

The discontinuation of these products and the related feasibility studies was part of the initiative, described in our responses above, to end our pursuit of the home health and wellness market and focus exclusively on the professional healthcare market. As part of this initiative, we not only discontinued home health-related products, but we also ended research and development (including the feasibility studies referenced by the Staff), marketing and distribution efforts and all other technologies and investments relating to the home health and wellness market. As noted above, there are significant differences between the home and professional healthcare markets, not only in customers, but also in research and development, quality, regulatory, selling, marketing and distribution. This shift in the Company’s targeted markets represented a transformative change in the Company’s business and was outside of the Company’s normal business operations.

•              Quantify for us the revenues recognized in fiscal years 2024 and 2023 that were generated by the inventory items written down and/or discontinued.

2024 and 2023 revenues recognized that were generated by inventory items phased out and/or no longer supported in connection with the Strategic Realignment Initiative were $1.8 million and $6.5 million, respectively.

Very truly yours,

/s/ Micah Young

Micah Young
Executive Vice President, Chief Financial Officer

Cc:	Richard Brand, White & Case LLP
Erica Hogan, White & Case LLP